Exhibit C-2

                            COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

                           AT RICHMOND, JULY 28, 2000

JOINT PETITION OF

DOMINION RESOURCES, INC.,

CONSOLIDATED NATURAL GAS COMPANY,

         and

AGL RESOURCES INC.                                            CASE NO. PUA000054


For approval of a stock
purchase  agreement  under
Chapter 5 of Title 56 of
the Code of Virginia


                                   FINAL ORDER

     On June 22, 2000, Dominion Resources, Inc. ("DRI"), Consolidated Natural Gas Company ("CNG"), and AGL Resources Inc. ("AGLR") (collectively, "Petitioners") filed their Joint Petition seeking approval under Chapter 5 of Title 56 of the Code of Virginia of a stock purchase agreement whereby Virginia Natural Gas, Inc., ("VNG") would become a wholly owned subsidiary of AGLR.

     Petitioners have also requested that the Commission issue a letter certifying to the Securities and Exchange Commission ("SEC") that the Commission has the resources to, and does currently exercise, regulatory jurisdiction over the rates, services, and operation of VNG and that it will continue to exercise that jurisdiction following the acquisition.

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     AGLR is a Georgia corporation  operating as holding company for Atlanta Gas
Light Company and its wholly owned subsidiary, Chattanooga Gas Company, as well as a number of non-utility subsidiaries and joint ventures. Under the terms of Petitioners' agreement, CNG will sell, convey, transfer, assign and deliver to AGLR all of the issued and outstanding shares of capital stock of VNG for $550 million, payable in cash at closing, subject to certain modifications described in the Joint Petition. As a result of the transaction, VNG's common stock will not be changed, but it will be owned directly or indirectly by AGLR. AGLR will remained headquartered in Atlanta, Georgia, while VNG's headquarters will remain in Norfolk.

     The transaction, with its financing activities and intrasystem service arrangements, will also require the approval of the SEC under the terms of the Public Utility Holding Company Act of 1935 ("1935 Act"). Upon consummation of the transaction, AGLR will register with the SEC as a holding company under ss. 5 of the 1935 Act. Approval of the transaction must also come from the Federal Trade Commission ("FTC"). Our order of January 28, 2000, in Case No. PUA990020, approving the merger of CNG and DRI, conditioned that approval upon the subsequent divestiture or spin-off of VNG. The FTC imposed a similar condition in its Decision and Order in approving that merger. The instant application is in satisfaction of these conditions.

     On June 27, 2000, the Commission entered its Order for Notice and Comment in this matter, directing parties interested in commenting on the proposed transaction to file such comments

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or requests for hearing on or before July 19, 2000. None were received.  On July
19, 2000, Petitioners filed the affidavits of VNG's Manager of Communications and General Manager of Operations and Customer Service attesting that the notice and service directed in the Order for Notice and Comment had been timely accomplished.

     On July 20, 2000, the Staff of the State Corporation Commission ("Staff"), the Petitioners, and VNG entered into a Joint Agreement to resolve the issues raised by the Joint Petition and filed a Motion for Consideration of Joint Agreement. The Staff and the parties represented that, if adopted by the Commission, the Joint Agreement would result in a fair, reasonable and efficient resolution of the proceeding, assure that the statutory standard set out in ss.56-90 of the Code of Virginia is met, and otherwise protect the public interest.

     The principal components of the Joint Agreement include:

     1.  VNG  has  forecasted   that  it  intends  to  make  plant  and  capital
expenditures of $143.6 million during the period 2000-2004 to extend its facilities to new customers and to maintain and improve the level of service to existing customers. AGLR and VNG represent that service quality will not deteriorate in VNG's service territory as a result of the acquisition. VNG will report annually on its capital expenditures for the preceding year and explain any deviation from planned investment, demonstrating that service quality has not been adversely affected thereby.

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     2.  AGLR  and  VNG's  representation  that  quality  of  service  will  not deteriorate due to any material reduction in the number of employees providing services.

     3. AGLR and VNG's representation that the acquisition will not materially impact the cost of capitalization used for ratemaking for VNG. AGLR and VNG agree that if such adverse impact occurs, they shall not seek to recover any resulting cost of capital increases from VNG customers.

     4. AGLR and VNG's representation that the acquisition will not affect the Commission's regulatory authority with regard to VNG, and their pledge to continue to maintain a high degree of cooperation with the Staff and to take all actions necessary to ensure VNG's timely response to Staff inquiries with regard to their provision of service in Virginia.

     The Staff filed the Report of its investigation of the application on July 24, 2000. The Report recommended approval of the proposed acquisition subject to the terms of the Joint Agreement. Further, Staff recommended that any order authorizing the acquisition make clear that such authorization does not extend to any subsequent affiliate financing or service arrangements that will require separate applications under Chapters 3 or 4 of Title 56 of the Code of Virginia. In short, Staff concluded that with the conditions set out in the Joint Agreement and as supplemented in the Report, adequate service to the public at just and reasonable rates would not be jeopardized by our approval of the Joint Petition.

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     NOW THE COMMISSION, having considered the Joint Petition. the Staff Report, and the proposed Joint Agreement, is of the opinion and finds that the Joint Agreement should be approved without modification. We find, consistent with the requirements of ss. 56-90 of the Code of Virginia, that the provisions of Joint Agreement will ensure that adequate service to the public at just and reasonable rates will not be impaired or jeopardized. We further find, based on the record in this proceeding, that following the acquisition we will continue to have, and will exercise, regulatory jurisdiction over the rates, services, and operation of VNG. With respect to the Petitioners' request that we provide a certification letter to the SEC, we direct the Staff to prepare and file an appropriate response with the proper officials at the SEC upon their request for the same.

     Accordingly, IT IS ORDERED THAT:

     (1) The Motion for Consideration of Joint Agreement is granted.

     (2) The Joint Petition is hereby approved subject to the terms and conditions of the Joint Agreement.

     (3) The Joint Agreement is adopted in full herein and the Petitioners and VNG are ORDERED to comply with its terms and with the conditions established therein.

     (4) Except to the extent set out in the Joint Agreement adopted above, this Order shall have no ratemaking implications.

     (5) The authorizations approved herein do not extend to any subsequent affiliate financing or service arrangements that will

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require separate  applications  under Chapters 3 or 4 of Title 56 of the Code of
Virginia.

     (6) There being nothing further to be done in this matter, it is hereby dismissed.

     AN ATTESTED  COPY HEREOF shall be sent by the Clerk of the  Commission  to:
Stephen H. Watts, II, Esquire, Dominion Resources, Inc., One James Center, 901 East Cary Street, Richmond, Virginia 23219-4030; Edward L. Flippen, Esquire, Kodwo Ghartey-Tagoe, Esquire, and David K. Dewey, Esquire, McGuire, Woods, Battle & Boothe, L.L.P., 1 James Center, 901 East Cary Street, Richmond, Virginia 23219-4030; James F. Stutts, Esquire, Dominion Resources, Inc., 120 Tredgar Street, Richmond, Virginia 23219; J. Alan Crittenden, Esquire, Dominion Resources, Inc., 615 Liberty Avenue, CNG Tower, Pittsburg, Pennsylvania 15222-3199; Donald A. Fickenscher, Esquire, Virginia Natural Gas, Inc., 5100 East Virginia Beach Boulevard, Norfolk, Virginia 23502-3488; Paul R. Shlanta, Esquire, AGL Resources Inc., 817 Peachtree Street, N.E., Suite 1000, Atlanta Georgia 30308; John F. Dudley, Senior Assistant Attorney General, Division of Consumer Counsel, Office of Attorney General, 900 East Main Street, Second Floor, Richmond, Virginia 23219; and the Commission's Divisions of Economics and Finance, Energy Regulation, and Public Utility Accounting.

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